EXHIBIT 99.2

For Immediate Release 20-19-TR	Date:	March 18, 2020

Teck Temporarily Suspends Construction Activities
for QB2 Project in Response to COVID-19

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) announced today a temporary suspension of construction activities at its Quebrada Blanca Phase 2 (QB2) project to ensure employee safety and support Chilean efforts to limit transmission of COVID-19.

This suspension will be for an initial two-week period, at which point Teck will re-assess the status of the project in light of the rapidly evolving COVID-19 situation. The suspension will affect a total of approximately 15,000 workers on the QB2 project.

“Considering the significant size and scale of the QB2 project, and the fact that workers on the project commute in large numbers from all over Chile, this is the right decision to protect the health and safety of workers and their families, and to support the Chilean government efforts to halt the spread of COVID-19,” said Don Lindsay, President and CEO, Teck. “In the days ahead, we will be putting a plan in place to be ready to restart construction as soon as possible, subject to further developments in the response to COVID-19. I want to thank all workers for their understanding and their continued focus on health and safety during this challenging time.”

The orderly suspension of construction activities is effective immediately, and the workforce will demobilize over the coming days. There have been no confirmed cases of COVID-19 associated with QB2 employees or contractors to date.

Teck will be providing a QB2 Project Update during the annual Investor and Analyst Day conference call on April 1.

The Quebrada Blanca Phase 2 (QB2) Project is one of the world’s largest undeveloped copper resources. Teck holds an indirect 60% interest in Compañía Minera Teck Quebrada Blanca SA (“QBSA”) which owns QB2. Sumitomo Metal Mining Co., Ltd. and Sumitomo Corporation together have a collective 30% indirect interest in QBSA. ENAMI, a Chilean state agency, has a 10% non-funding interest in QBSA.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur, or be achieved. Forward-looking statements in this news release include statements regarding the duration of the suspension period, timing of restart of the project, and duration of demobilization period.  These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated. These statements speak only as of the date of this news release.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding no mandated extension to the initial suspension period, appropriateness of the initial suspension period, ability to demobilize promptly and ability to restart the project.

Factors that may cause actual results to vary include, but are not limited to, additional measures imposed by regulatory authorities to implement or extend suspension of activities, determinations by the company to extend the suspension, and difficulties in demobilization or restart of construction due to various factors, including lack of availability of manpower or equipment.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chad Pederson
Manager, Communications Planning
604.699.5013
chad.pederson@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com